EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
Discovery Holding Company:
We consent to the use of our reports dated February 15, 2008, with respect to the consolidated balance sheets of Discovery Holding Company and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of operations and comprehensive earnings (loss), cash flows and stockholders’ equity for each of the years in the three-year period ended December 31, 2007, and the effectiveness of internal control over financial reporting as of December 31, 2007, incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.
Our report on the consolidated financial statements referred to above refers to Discovery Holding Company’s adoption of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, effective January 1, 2006.
/s/KPMG LLP
KPMG LLP
Denver, Colorado
July 31, 2008